SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                                (Amendment No. 1)

                                 (RULE 13e-100)

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                               Winter Sports, Inc.
                                (Name of Issuer)

                                Charles R. Abell
                               Jerome T. Broussard
                                Brian T. Grattan
                                 Dennis L. Green
                               Charles P. Grenier
                                 Jerry J. James
                                Michael T. Jenson
                                Darrel R. Martin
                               Michael J. Muldown
                                Richard D. Dasen
                                 Susan A. Dasen
                                 Budget Finance
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    976072108
                      (Cusip Number of Class of Securities)

                                 Dennis L. Green
                               Winter Sports, Inc.
                                  P.O. Box 1400
                            Whitefish, Montana 59937
                         Telephone Number (406) 862-1900
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies To:

                               Marcus J. Williams
                            Davis Wright Tremaine LLP
                               2600 Century Square
                               1501 Fourth Avenue
                                Seattle, WA 98101
                                 (206) 622-3150

This statement is filed in connection with (check the appropriate box):

a.|X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.|_| The filing of a registration statement under the Securities Act of 1933.

c.|_|       A tender offer.

d.|_|       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |X|

Check the following box if the filing fee is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
-----------------------------------------------------------------------
             $737,940                                     $147.59

* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Split based on an amount per share equal to the product obtained by multiplying (A) $17.50 by (B) the total number of shares of Common Stock owned by all such stockholders of record in each stockholder's account immediately prior to the Reverse Split.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $737,940 by 1/50 of 1%.

|X| Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $ 149.59         Filing Party: Winter Sports, Inc.
Form or Registration No.:  Schedule 13E-3   Date Filed: September 30, 2003


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

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Charles R. Abell, Jerome T. Broussard, Brian T. Grattan, Dennis L. Green, Charles P. Grenier, Jerry J. James, Michael T. Jenson, Darrel R. Martin, Michael J. Muldown, Richard D. Dasen, Susan A. Dasen and Budget Finance (the "Filing Persons") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. Winter Sports, Inc. ("Winter Sports" or the "Company") is simultaneously filing a separate Rule 13e-3 Transaction Statement on Schedule 13E-3 in connection with a proposal to its stockholders to approve and adopt a proposal for:

      (a) a one-for-150 reverse stock split of the Company's Common Stock (the "Reverse Split"); and

      (b) a cash payment per share of $17.50 for the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Split.

The Reverse Split is upon the terms and subject to the conditions set forth in the Company's Proxy Statement for the Company's Annual Meeting of Shareholders scheduled to be held on [_________], 2004 (the "Annual Meeting"). The Reverse Split requires an amendment to the Company's Articles of Incorporation, as amended. The other purposes of the Annual Meeting are to (1) elect a board of nine directors, (2) ratify the selection of independent accountants, and (3) transact such other business as may properly come before the Annual Meeting.

      The following Cross-Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in Amendment No. 3 of the Proxy Statement filed by the Company with the Securities and Exchange Commission on February ___, 2004 (including all annexes and exhibits thereto, the "Proxy Statement"), of the information required to be included in response to the items of this Statement. The information in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

      Reg. M-A 1001

      The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

      o Filing Persons. Each Filing Person holds at least 150 shares of common stock, and each such Filing Person will remain a shareholder of Winter Sports following the Reverse Split. As a result, each Filing Person will own a slightly increased percentage of the outstanding common stock. The Filing Persons do not anticipate any changes in Winter Sports' board of directors or management to result from the Reverse Split. The Filing Persons hold [452,734] shares or [45.8%] of Winter Sports' outstanding common stock.

      o Position of Filing Persons. Each Filing Person recommends a vote "FOR" the Reverse Split, and believes that the Reverse Split is fair as to substance and procedure with respect to all Winter Sports' shareholders, including unaffiliated shareholders. In reaching such a conclusion, each Filing Person, including directors in their capacity as Filing Persons and not as members of the board of directors, relied on the reasons articulated by the board of directors in the Company's proxy statement, other than the fairness opinion rendered by Willamette Management Associates, Inc., on which the Filing Persons in such capacity were not entitled to rely and did not rely.

      o Effect of Reverse Split on Filing Persons. Filing Persons of Winter Sports will participate in the Reverse Split to the same extent as non-filing persons. The Filing Persons all currently own sufficient shares of common stock (at least 150 each) so that they will all continue to be shareholders after the effectiveness of the Reverse Split. As with all other remaining shareholders of Winter Sports, the percentage ownership by the Filing Persons of the total outstanding shares after the Reverse Split may increase slightly. The Reverse Split will not have a material effect on the net book value per share or the earnings per share for the Filing Persons.

      o Federal Income Tax Consequences. The federal income tax consequences of the Reverse Split to Filing Persons will be the same as the federal income tax consequences to shareholders who are not Filing Persons, that is, the Filing Persons will recognize gain (or loss) in an amount equal to the positive (or negative) difference between the amount received as cash in lieu of fractional shares and the Filing Persons' basis in the fractional shares so redeemed.

ITEM 2. SUBJECT COMPANY INFORMATION.

      Reg. M-A 1002

      (a) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the caption "VOTING SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT - Voting Securities" is hereby incorporated herein by reference.


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

      (c) The information set forth in the Proxy Statement under the caption "MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS" is hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the caption "MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS" is hereby incorporated herein by reference.

      (e)   Not applicable.

      (f) During the past two years, the following Filing Persons purchased shares of common stock from the Company at the prices and in the amounts listed:

            --------------------------------------------------------------------
            NAME                       NUMBER OF SHARES         PRICE PER SHARE
            --------------------------------------------------------------------
            Charles Abell                         1,000                  $12.00
            --------------------------------------------------------------------
            Jerry James                             150         $14.50 - $16.70
            --------------------------------------------------------------------
            Budget Finance(1)                    21,879         $14.00 - $18.50
            --------------------------------------------------------------------
            Brian T. Grattan                         20                  $16.00
            --------------------------------------------------------------------
            Dennis L. Green                          99                  $16.75
            --------------------------------------------------------------------
            Darrel R. Martin                        197                  $16.75
            --------------------------------------------------------------------
            Charles P. Grenier                       50                  $16.80
            --------------------------------------------------------------------

            (1) Dennis L. Green is president of Budget Finance. Richard D. Dasen and Susan A. Dasen are the controlling shareholders of Budget Finance.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      Reg. M-A 1003(a) through (c)

      (a)   The Filing Persons are Charles R. Abell, Jerome T. Broussard, Brian
            T. Grattan, Dennis L. Green, Charles P. Grenier, Jerry J. James, Michael T. Jenson, Darrel R. Martin, Michael J. Muldown, Richard D. Dasen, Susan A. Dasen and Budget Finance. Each Filing Person's business phone number is (406) 862-1900. Each Filing Person's business address is P.O. Box 1400, Whitefish, Montana 59937. The officers, directors and control persons of Budget Finance are Dennis Green, Richard Dasen, M. Dean Jellison, Susan Dasen, Dan James, Wendy Black, and Tom Torgerson. The business address for Budget Finance and each of these persons is P.O. Box 22, Kalispell, Montana.

      (b) Budget Finance is a consumer loan company incorporated in Montana. The information required by Item 1003(c)(3) and (4), relating to criminal or administrative proceedings, is not applicable to Budget Finance.

      (c) The information set forth in the Proxy Statement under the captions "SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," "ITEM 2 - ELECTION OF DIRECTORS - Information About Directors And Nominees For Election" are hereby incorporated herein by reference. Each Filing Person is a United States citizen. The information required by Item

            1003(c)(3) and (4), relating to criminal or administrative proceedings, is not applicable to the Filing Persons, or the officers, directors or control persons of Budget Finance, whose employment histories are described as follows:

            Richard Dasen Sr. is the Secretary, a director, and a 10% shareholder of Budget Finance. He is employed by the Dasen Co. M.

            Dean Jellison is the Vice President and a director of Budget Finance. He has been retired for the last 5 years.

            Suzie Dasen is a 10% shareholder of Budget Finance. She is not employed. Dan James is the Vice President of Budget Finance.

            Dan James worked at Target in Parker, Colorado as department manager from September 1999 through December 2000, and then worked at Bed,Bath & Beyond in North Glen, Colorado as store manager until he began work at Budget Finance in August 2002. Wendy Black is the Assistant Secretary of Budget Finance.

            Wendy Black worked at Carl Weissman & Sons as HR manager before coming to Budget Finance in April, 2000.

            Tom Torgerson is the Treasurer of Budget Finance, and is also employed by Kalispell Title Service. He has worked at Budget Finance since July 2000. Before that, he was a partner in Torgerson & Assoc. CPA PC.

ITEM 4. TERMS OF THE TRANSACTION.

      Reg. M-A 1004(a) and (c) through (f)

      (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF REVERSE SPLIT - Consideration in Lieu of Shares, " - Effect on Shareholders," "FINANCIAL TERMS OF THE TRANSACTION" and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" are hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF REVERSE SPLIT - Effect on Shareholders," is hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the caption "DISSENTERS' OR APPRAISAL RIGHTS" is hereby incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors" is hereby incorporated herein by reference.

      (f)   Not applicable.


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

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Reg. M-A 1005(a) through (c) and (e)

      (a) The information set forth in the Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Background" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Background" is hereby incorporated herein by reference.

      (e)   Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Reg. M-A 1006(b) and (c)(1)-(8)

      (b) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET - The Transaction" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," and "BACKGROUND, PURPOSE AND EFFECT OF THE REVERSE SPLIT - Effect of the Reverse Split on Winter Sports" are hereby incorporated herein by reference. The Company does not have any plans for the transactions described in Item 1006(c)(1)-(6).

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

      Reg. M-A 1013

      (a) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT -Reasons for the Reverse Split" is hereby incorporated herein by reference. The Filing Persons have specifically adopted the purposes for the transaction articulated by the board of directors as their own.

    (b),(c) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors" and "- Reasons for the Reverse Split" are hereby incorporated herein by reference. With respect to the substantive and procedural fairness of the transaction to the shareholders of Winter Sports, including unaffiliated shareholders, the Filing Persons have specifically adopted the analysis of the board of directors as their own. Accordingly, the Filing Persons have specifically adopted the board's reasons for the structure of the transaction, reasons for undertaking the transaction at this time, and analysis with respect to alternative transactions considered.

            The Filing Persons did not, other than in their capacity as directors of the Company, consider the opinion of Willamette in reaching this conclusion.

      (d) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Effect on Shareholders," "- Effect of the Reverse Split on Winter Sports," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" are hereby incorporated herein by reference. The Filing Persons will participate in the Reverse Split to the same extent as other shareholders. The Filing Persons all currently own sufficient shares of common stock (at least 150 each) so that they will all continue to be shareholders after the effectiveness of the Reverse Split. As with all other remaining shareholders of Winter Sports, the percentage ownership by the Filing Persons of the total outstanding shares after the Reverse Split will increase slightly. The amounts set forth in the table entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement illustrate the effect on the Filing Persons, and that disclosure is incorporated herein by reference. The Reverse Split will not have a material effect on the net book value per share and earnings per share of the Filing Persons. The net book value per share as of May 31, 2003 (including accreted dividends) was $10.45 per share; if the Reverse Split had occurred as of that date, the net book value (including accreted dividends) would have been $1,484.77 per share, an increase of 14,108.3%. Net loss per share as of May 31, 2003, was ($0.57) per share; if the Reverse Split had been effected as of the same date, loss per share would have been ($125.43) per share, an increase of 21,905.2%. The effect of the Reverse Split Transaction on the interest of each Filing Person in the net book value and earnings per share of Winter Sports would be as follows:

      ----------------------------------------------------------------------------------
                                     Net Book Value              Earnings Per Share
      ----------------------------------------------------------------------------------
      Filing Person         $ (Decrease)    % (Decrease)    $ (Decrease)    % (Decrease)
      ----------------------------------------------------------------------------------
      ----------------------------------------------------------------------------------
      Charles R. Abell           (9,094)         (5.88%)      (3,815.83)        (45.02%)
      ----------------------------------------------------------------------------------
      Jerome T. Broussard       (56,283)         (5.28%)     (26,850.93)        (45.94%)
      ----------------------------------------------------------------------------------
      Richard Dasen            (136,569)         (5.28%)     (65,152.99)        (45.94%)
      ----------------------------------------------------------------------------------
      Susan Dasen              (136,569)         (5.28%)     (65,152.99)        (45.94%)
      ----------------------------------------------------------------------------------
      Brian T. Grattan           (7,751)         (5.37%)      (3,625.32)        (45.81%)
      ----------------------------------------------------------------------------------
      Dennis L. Green          (137,513)         (5.29%)     (65,497.48)        (45.93%)
      ----------------------------------------------------------------------------------
      Charles P. Grenier           (579)         (5.28%)        (276.41)        (45.94%)
      ----------------------------------------------------------------------------------
      Jerry J. James                (83)         (5.28%)         (39.49)        (45.94%)
      ----------------------------------------------------------------------------------
      Michael T. Jenson         (14,526)         (5.29%)      (6,907.87)        (45.92%)
      ----------------------------------------------------------------------------------
      Darrel R. Martin          (27,728)         (5.28%)     (13,228.03)        (45.94%)
      ----------------------------------------------------------------------------------
      Michael J. Muldown           (936)        (11.20%)        (168.79)        (36.82%)
      ----------------------------------------------------------------------------------
      Budget Finance           (136,404)         (5.28%)     (65,074.02)        (45.94%)
      ----------------------------------------------------------------------------------

            The federal income tax consequences of the Reverse Split for the Filing Persons will be the same as the federal income tax consequences for shareholders who are not Filing Persons.

ITEM 8. FAIRNESS OF THE TRANSACTION.

      Reg. M-A 1014

      (a) The information set forth in the Proxy Statement under the captions "RECOMMENDATION OF THE BOARD OF DIRECTORS" and "SUMMARY TERM SHEET" are hereby incorporated herein by reference. With respect to the substantive and procedural fairness of the transaction to the shareholders of Winter Sports, including unaffiliated shareholders, the Filing Persons have specifically adopted the analysis of the board of directors as their own, including the board's conclusions, provided, however, that the Filing Persons in their capacity as such did not consider or rely, and were not entitled to consider or rely, on the opinion of Willamette. Each Filing Person believes that the Reverse Split is fair as to substance and procedure with respect to all Winter Sports' shareholders, including unaffiliated shareholders who will retain their investment in the Company and unaffiliated shareholders who will not.

      (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors" is hereby incorporated herein by reference. In considering whether to recommend to the shareholders the approval of the Reverse Split and the related transactions, the Filing Persons have adopted the board's reasoning with respect to the factors discussed in the Proxy Statement, with the exception of the fairness opinion from Willamette on which the Filing Persons are not entitled to rely.

      (c) The information set forth in the Proxy Statement under the caption "VOTE REQUIRED" is hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors" is hereby incorporated herein by reference and specifically adopted by the Filing Persons.

      (e) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors" is hereby incorporated herein by reference and specifically adopted by the Filing Persons.

      (f)   Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

      Reg. M-A 1015

    (a),(b) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the caption "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Reg. M-A 1007

      (a) The information set forth in the Proxy Statement under the caption "FINANCIAL TERMS OF THE TRANSACTION"- Source of Funds and Financial Effect of the Reverse Split" is hereby incorporated herein by reference.

      (b)   Not applicable.

      (c) The information set forth in the Proxy Statement under the captions "FINANCIAL TERMS OF THE TRANSACTION - Source of Funds and Financial Effect of the Reverse Split" are hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the caption "FINANCIAL TERMS OF THE TRANSACTION - Source of Funds and Financial Effect of the Reverse Split" is hereby incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Reg. M-A 1008

      (a) The information set forth in the Proxy Statement under the caption "VOTING SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

      (b) On October 27, 2003, Charles Grenier, a director of the Company, purchased 50 shares of the Company's common stock on the open market for a price of $16.80 per share. On November 17, 2003, Jerry James, a director of the Company, purchased 100 shares of the Company's common stock on the open market for a price of $16.50 per share, and sold 100 shares of the Company's common stock on the open market for a price of $15.75 per share.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      Reg. M-A 1012(d) and (e)

      (d) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Reasons for the

            Reverse Split," "- Factors Considered by the Board of Directors," and "VOTING SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" are hereby incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors," and "ITEM 1 - AMENDMENT OF WINTER SPORTS' ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT OF WINTER SPORTS' COMMON STOCK" are hereby incorporated herein by reference. In reliance upon the reasons articulated by board of directors (other than the fairness opinion rendered by Willamette, on which no person other than the board of directors is entitled to rely), the Filing Persons have determined that the Reverse Split and the related transactions are both substantively and procedurally fair to, and in the best interest of, Winter Sports and our shareholders, including those unaffiliated shareholders who will and those who will not retain an interest in Winter Sports. Accordingly, each of the Filing Persons recommends a vote "FOR" the proposal to approve the Reverse Split and the related transactions described in this Proxy Statement.

ITEM 13. FINANCIAL STATEMENTS.

      Reg. M-A 1010(a) and (b)

      (a) The financial statements set forth in Annex D of the Proxy Statement are hereby incorporated herein by reference.

      (b)   Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      Reg. M-A 1009

      (a) The information set forth in the Proxy Statement under the captions "Opinion of Financial Advisor" are hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the captions "FINANCIAL TERMS OF THE TRANSACTION -Source of Funds and Financial Effect of the Reverse Split," "SUMMARY TERM SHEET" and "OPINION OF FINANCIAL ADVISOR" are hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

      Reg. M-A 1011(b)

      (b) The information set forth in the Proxy Statement, together with the proxy card, is hereby incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

      Reg. M-A 1016(a) through (d), (f) and (g)

      (a)   Proxy Statement, together with the proxy card.*

      (b) Business Loan Agreement between Bank of America and Winter Sports, Inc. dated January 7, 2003.**

      (c) Fairness Opinion and materials from Willamette presentation to the board on September 18, 2003.***

      (d)   Not applicable.

      (f)   Copy of Dissenters' Rights Statute.****

      (g)   Not applicable.

----------
* Incorporated by reference to the Proxy Statement filed by Winter Sports, Inc. on February ___, 2004.

** Incorporated by reference to Form 10-KSB filed by Winter Sports, Inc. on August 28, 2003.

***   Incorporated by reference to Annex B of Exhibit (a).

****  Incorporated by reference to Annex C of Exhibit (a).

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                        By:    /s/ Charles Abell
                                               ---------------------------------
                                        Name:  Charles R. Abell
                                        Dated: February 4, 2004


                                        By:    /s/ Jerome T. Broussard
                                               ---------------------------------
                                        Name:  Jerome T. Broussard
                                        Dated: February 4, 2004


                                        By:    /s/ Brian T. Grattan
                                               ---------------------------------
                                        Name:  Brian T. Grattan
                                        Dated: February 4, 2004


                                        By:    /s/ Dennis L.Green
                                               ---------------------------------
                                        Name:  Dennis L. Green
                                        Dated: February 4, 2004

                                        By:    /s/ Charles P. Grenier
                                               ---------------------------------
                                        Name:  Charles P. Grenier
                                        Dated: February 4, 2004


                                        By:    /s/ Jerry J. James
                                               ---------------------------------
                                        Name:  Jerry J. James
                                        Dated: February 4, 2004


                                        By:    /s/ Michael T. Jenson
                                               ---------------------------------
                                        Name:  Michael T. Jenson
                                        Dated: February 4, 2004


                                        By:    /s/ Darrel R. Martin
                                               ---------------------------------
                                        Name:  Darrel R. Martin
                                        Dated: February 4, 2004


                                        By:    /s/ Michael J. Muldown
                                               ---------------------------------
                                        Name:  Michael J. Muldown
                                        Dated: February 4, 2004


                                        By:    /s/ Richard D. Dasen
                                               ---------------------------------
                                        Name:  Richard D. Dasen
                                        Dated: February 4, 2004


                                        By:    /s/ Susan A. Dasen
                                               ---------------------------------
                                        Name:  Susan A. Dasen
                                        Dated: February 4, 2004


                                        BUDGET FINANCE

                                        By:    /s/ Dennis L. Green
                                               ---------------------------------
                                        Title: President
                                        Dated: February 4, 2004

EXHIBIT INDEX

EXHIBIT     DESCRIPTION
-------     -----------

(a)         Proxy Statement, together with the proxy card.*

(b) Business Loan Agreement between Bank of America and Winter Sports, Inc. dated January 7, 2003.**

(c) Fairness Opinion and materials from Willamette presentation to the board on September 18, 2003.***

(d)         Not applicable.

(f)         Copy of Dissenters' Rights Statute.****

(g)         Not applicable.

----------
* Incorporated by reference to the Proxy Statement filed by Winter Sports, Inc. on February __, 2004.

** Incorporated by reference to Form 10-KSB filed by Winter Sports, Inc. on August 28, 2003.

***   Incorporated by reference to Annex B of Exhibit (a).

****  Incorporated by reference to Annex C of Exhibit (a).